Koor Industries Ltd.
-------------------------------------------------------------------------------
                                                        Office Of Legal Counsel
                                                        21 Ha'arba'ah st.
                                                        Tel-Aviv 64739
                                                        Israel
                                                        Tel.:972-3-6238420
                                                        Fax:972-3-6238425

                                                        8 August 2002

The Securities Authority           The Tel Aviv Stock Exchange             The Registrar of Companies
22 Kanfei Nesharim St.             54 Ahad Ha'am St.                       97 Yafo St.
Jerusalem 95464                    Tel Aviv 65202                          Jerusalem 91007
---------------                    --------------                          ---------------

Fax: 02-6513940                    Fax: 03-5105379
---------------                    ---------------




Dear Sirs,

Re:   Immediate Report (NO. 16/2002)
      Koor Industries Ltd. (Company No. 52-001414-3)

Koor Industries Ltd. (hereinafter: "Koor" or "The Company") hereby announces as follows:

1. Today ECI Telecom Ltd. (in which Koor holds 30.9%) published in the United States a press release regarding the following matter:

       o    ECI's second quarter financial reports for the year 2002.

2.     Attached please find the press release.


                                                 Yours Sincerely,


                                                 Shlomo Heller, Adv.
                                                 Legal Counsel

===============================================================================
ECI
TELECOM
===============================================================================


                  ECI TELECOM ANNOUNCES SECOND QUARTER AND

                          FIRST HALF 2002 RESULTS

        -The Company Improved its Net Cash Position by $35 Million -
                   Net Cash Balances Rise to $88 million


               - Expect Sequential Decline in Revenues in Q3


PETAH TIKVA, ISRAEL, August 7, 2002, ECI Telecom Ltd. (Nasdaq: ECIL) today announced consolidated results of operations for the second quarter and six months ended June 30, 2002.

Second Quarter Results

Revenues for the second quarter of 2002 were $188 million compared to $195 million in the first quarter of 2002 and $266 million in the second quarter of 2001. Revenues in the second quarter of last year include $15.5 million from Business Systems, which was sold during the 4th quarter of 2001. Gross profit was $72.6 million (38.6% of revenues), compared to gross profit of $71.7 million (36.8%) in the first quarter of 2002 and $79.8 million, (29.9%) in the second quarter of 2001. The operating loss for the second quarter of 2002 was ($4.2 million) compared to a pro forma operating loss of ($4.0 million) in the first quarter- excluding $15.8 million of one time charges and a pro forma operating loss of ($24.8 million) in the second quarter of last year - excluding $9.9 million of one time charges. The net loss for the second quarter of 2002 was ($7.5 million), or ($0.07) per share compared to a pro forma net loss of ($8 million) or ($0.08) per share in the first quarter, excluding one time gains and charges, and pro forma ($26.1 million), or ($0.28) per share for the same period last year excluding one time charges.

During the quarter, ECI continued to improve its balance sheet. The Company repaid an additional $13.3 million of bank debt. Nevertheless, net cash (cash, equivalents and short term investments minus bank debt) increased to $88 million, compared to $53 million at the end of the first quarter and negative $87 million at the end of 2001. During the quarter, inventories declined by $25 million and trade receivables by almost $10 million.

During the quarter, the Company agreed to defer a portion of the interest due (up to $11 million), in the next 18 months, on a $115 million long term receivable.

Results for the First Half, 2002
For the first six months of 2002, revenues were $383 million compared to $519 million in the same period a year ago. Revenues in the first half of last year included $31.5 million from Business Systems, which was sold during the 4th quarter of 2001.

On a Pro forma basis, gross profit in the first half of 2002 was $144.3 million (37.7%), compared to pro forma gross profit of $143.0 million (27.5%) in the first half of 2001. The pro forma operating loss for the first half of 2002 was ($8.2 million) compared to ($73.3 million) in the same period a year ago. The pro forma net loss for the first half of 2002 was ($15.5 million) or ($0.15) per share compared to ($68.1 million) or ($0.74) per share for the same period last year.

On a GAAP basis, gross profit in the first half of 2002 was $144.3 million compared to $47.9 million for the same period last year. The operating loss was ($24.0 million), compared to ($277.2 million) for the 1st half of 2001. The net loss was ($59.5 million), or ($0.22) per diluted share compared to ($292.4 million) or ($3.16) per diluted share for the 1st half of last year.


Highlights of the Quarter
(See attached table for additional information about segments - not according to GAAP)

         Inovia Telecoms' operating income was $1.9 million (2.6% of revenues) compared to $0.292 Million (0.4% of revenues) in the first quarter of 2002 on a slight sequential increase in gross margins. In the second half of the year, Inovia expects a decline in revenues driven by a slowdown in demand at one of its major European customers.

         At a major Video over DSL conference in Spain, Inovia demonstrated its leadership in providing a single point of contact by delivering a complete end-to-end Video over DSL solution. Inovia also announced a successful trial with KPN Research, demonstrating a fully integrated service solution, including the delivery of 3 simultaneous video channels over VDSL.

         Lightscape Network's XDM metropolitan optical platform continues to experience growing acceptance and is believed to be gaining market share. It is an advanced MSPP, (Multi-Service Provisioning Platform) providing an optimal solution for the metro and cellular markets. The XDM continued to penetrate and record revenues from key accounts in Europe and Asia Pacific and from cellular operators. Lightscape's gross margins increased in the second quarter compared to the first, in spite of its modest sequential decline in revenues.

         Although revenues declined slightly from the first quarter, Enavis broadened its customer base adding customers in both North America and the Asia Pacific regions. During the quarter, Enavis announced that New World Network successfully deployed the T::DAX(TM) in its Americas Region Caribbean Optical-ring System (ARCOS), the leading regional cable system in the Americas. Enavis' gross margins improved compared to the first quarter of 2002 and compared to the second quarter of 2001 and the company continues to reduce its cost structure. Enavis' next generation super-broadband optical cross connect, the T::CORE, remains on track for customer trials in the 4th quarter.

         The decline in sales at InnoWave reflects the continuing difficult conditions in the fixed wireless market. InnoWave is focused on introducing the eMGW wireless DSL (Digital Subscriber Line system), which is currently in field and lab tests with several potential customers. InnoWave expects a significant decline in revenues in the second half of the year.

         Next Generation Telephony Solutions (NGTS). Sales of Digital Circuit Multiplication Equipment (DCME) continue to decline, while IP sales remained modest. NGTS continues to focus on customer penetration and softswitch cooperation. During the quarter, NGTS introduced the I-Gate 4000 PRO, an open-standards, very high port density media gateway, designed for large-scale Voice-over-IP network deployments.

         ECtel (NASDAQ: ECTX). As of June 30, 2002, ECI held a 59% stake in ECtel. ECtel's results for the second quarter were reported on July 23, and are reflected in the attached consolidated tables.

Commenting on the results, Doron Inbar, President and CEO said, "Although the market continued to deteriorate in the second quarter, ECI made progress in its three main priorities: preserving the top line, improving financial performance and pursuing key strategic markets. ECI also made significant progress in building its international Board of Directors and senior management team.

"We worked hard to preserve our top line and recorded only a modest sequential decline in revenues in a market that continues to deteriorate. At the same time, we improved gross margins and continued to improve our balance sheet. Our net cash position improved by $35 million to $88 million. We paid back a further $13.3 million of bank loans, in addition to the early repayment of $50 million of bank debt last quarter.

"ECI remains focused on the metropolitan and access markets and are working diligently on focusing the Company around its core assets and on positioning the Company as a strong global player. Towards that end, we are pleased with our progress in building a Board of industry experts and a strong senior management team.

"During the quarter, we announced the appointments of several prominent industry experts as outside directors, including Colin Green, a former senior executive from British Telecom, Richard Liebhaber, formerly of IBM and MCI, and most recently, Krish Prabhu, former Chief Operating Officer of Alcatel. These appointments are a reflection of our determination to leverage the current telecoms crisis to establish a strong international market footprint with our leading-edge products. We also welcomed 2 new senior executives - Giora Bitan, Executive VP and CFO, and Martin Ossad, Corporate VP and General Counsel. We are sure these appointments will contribute to the long term success of ECI."

Guidance
Industry conditions are expected to continue to deteriorate in the second half of 2002. As a result, the Company expects third quarter revenues to decline roughly 13% - 17% compared to the second quarter of 2002, due primarily to declines at Inovia, and at Innowave. The Company is working to minimize the impact of the revenue decline on its operating results.

A conference call to discuss ECI Telecom's results will take place on Thursday, August 8th at 8:30am EST.

To access the conference call, please dial one of the following numbers:
US:(888) 273-9889, International: (612) 332-0725, Israel: 1800 260 789 or
03-9255910.

A replay option will be available after the conference call, from 12:15 pm EST on August 8th, 2002, through August 15th, 2002 at 11:59pm EST.

Replay numbers:
US: (800)-475-6701, Int. +320-365-3844. Access code for both: 645231.
Israel: 03-925-5938.

A webcast of the conference call can be accessed on the ECI Telecom web site at www.ecitele.com.

About ECI Telecom
ECI is a provider of advanced telecommunications solutions. Focused mainly on the metropolitan optical and access markets, ECI enables leading service providers and carriers world-wide to maximize their capital investment and reduce operating expenses while providing voice, data, video and multimedia services to its customers. ECI maintains a global sales and customer support network. Its solutions are an integral part of more than 500 telecommunications networks in over 145 countries.


Certain statements contained in this release may contain forward-looking information with respect to plans, projections, or future performance (including guidance on future financial performance) of the Company. By their nature, forward-looking statements involve certain risks and uncertainties including, but not limited to, the ability to return to profitability, product and market acceptance risks, the impact of competitive pricing, product development, commercialization and technological difficulties, and other risks detailed in the Company's filings with the Securities and Exchange Commission.

Contact: Investor Relations, ECI Telecom:
Israel:
         Daniel Chertoff +(972)-3-926-6255 email: daniel.chertoff@ecitele.com Kim Kelly: +(972)-3-926-6092 email: kim.kelly@ecitele.com
US:
Joycelin McDonald +1-954-351-4360, e-mail  joycelin.mcdonald@go.ecitele.com

                                           TABLE - 1
                                        ECI TELECOM LTD.
                                        AND SUBSIDIARIES
                        GAAP REPORTED CONSOLIDATED STATEMENTS OF INCOME
                            (In thousands, except per share figures)


                                                     Six Months Ended               Three Months Ended
                                                         June 30,                        June 30,
                                                 -------------------------       -------------------------
                                                    2002          2001              2002          2001
                                                 -----------    ----------       -----------    ----------
Revenues                                           $383,018      $518,947          $188,324      $266,437
Cost of revenues                                    232,316       365,818           113,105       181,894
Royalties to the government of Israel (A)             6,455        10,170             2,634         4,766
Inventory write-off                                       -        95,020                 -             -
                                                 -----------    ----------       -----------    ----------
Gross profit                                        144,247        47,939            72,585        79,777
Research and development costs, net                  55,958        80,361            28,249        36,719
Selling and marketing expenses (A)                   63,512        88,473            31,876        44,461
General and administrative expenses                  32,098        45,238            16,172        18,871
Amortization of acquisition-related
 intangible assets                                      880        10,537               440         4,499
Impairment of assets                                 15,835        85,797                 -         2,630
Restructuring and spin-off expenses                       -        14,750                 -         7,254
                                                 -----------    ----------       -----------    ----------
Operating loss                                      (24,036)     (277,217)           (4,152)      (34,657)
Financial income (expenses), net                      4,437         4,656             3,146        (1,642)
Other income (expenses),net                           8,944       (20,568)           (1,770)         (411)
                                                 -----------    ----------       -----------    ----------
Loss from continuing operations
 before taxes on income                             (10,655)     (293,129)           (2,776)      (36,710)
Taxes on income                                      (6,877)        1,867            (2,200)        1,219
                                                 -----------    ----------       -----------    ----------
Loss from continuing operations
 after taxes on income                              (17,532)     (291,262)           (4,976)      (35,491)
Company's equity in results of
 investee companies - net                            (1,456)          246              (656)         (300)
Minority interest in results of
 subsidiaries - net                                  (3,352)       (1,021)           (1,834)         (209)
                                                 -----------    ----------       -----------    ----------
Loss from continuing operations                     (22,340)     (292,037)           (7,466)      (36,000)

Loss from discontinuing operations,
 net of tax                                               -        (2,108)                -             -
Cumulative effect of an accounting change, net      (37,196)        1,703                 -             -
                                                 -----------    ----------       -----------    ----------
Net Loss                                            (59,536)     (292,442)           (7,466)      (36,000)
                                                 ===========    ==========       ===========    ==========



Basic earnings (loss) per share
Continuing operations                                $(0.22)       $(3.16)           $(0.07)       $(0.39)
Discontinuing operations                                  -        $(0.02)                -             -
Cumulative effect of an accounting change            $(0.35)        $0.02                 -             -
                                                 -----------    ----------       -----------    ----------
                                                     $(0.57)       $(3.16)           $(0.07)       $(0.39)
                                                 ===========    ==========       ===========    ==========

Weighted average number of shares
 outstanding used to compute basic
 earnings per share - in thousands                  103,727        92,552           106,953        92,646
                                                 ===========    ==========       ===========    ==========

Diluted earnings (loss) per share
Continuing operations                                $(0.22)       $(3.16)           $(0.07)       $(0.39)
Discontinuing operations                                  -        $(0.02)                -             -
Cumulative effect of an accounting change            $(0.35)        $0.02                 -             -
                                                 -----------    ----------       -----------    ----------
                                                     $(0.57)       $(3.16)           $(0.07)       $(0.39)
                                                 ===========    ==========       ===========    ==========

Weighted average number of shares
 outstanding used to compute diluted
 earnings per share - in thousands                  103,727        92,552           106,953        92,646
                                                 ===========    ==========       ===========    ==========

(A)      The company reclassified the royalties to the Government of Israel relating to research and development from selling expenses to the cost of revenues.

                                         TABLE - 2 (A)
                                        ECI TELECOM LTD.
                                        AND SUBSIDIARIES
                           PROFORMA CONSOLIDATED STATEMENTS OF INCOME
               This schedule is to assist the reader in reconciling from the GAAP reported results to the Proforma results
                            (In thousands, except per share figures)

                                            Three Months Ended June 30,                  Three Months Ended June 30,
                                                        2002                                        2001
                                       --------------------------------------     ---------------------------------------------
                                       U.S. GAAP       Proforma                    U.S. GAAP      Proforma
                                       Reported       Adjustments   Proforma       Reported     Adjustments (B)     Proforma
                                       ----------    -----------------------      -----------     --------        -----------

Revenues                                 188,324            -       188,324          266,437            -            266,437
Cost of revenues                         113,105            -       113,105          181,894            -            181,894
Royalties to the
 government of Israel (A)                  2,634            -         2,634            4,766            -              4,766
Inventory write-off                            -            -             -                -            -                  -
                                       ----------    ---------     ---------      -----------     --------        -----------
Gross profit                              72,585            -        72,585           79,777            -             79,777
Research and development costs            28,249                     28,249           36,719                          36,719
Research and development costs, net       28,249            -        28,249           36,719            -             36,719
Selling and marketing expenses (A)        31,876            -        31,876           44,461            -             44,461
General and administrative expenses       16,172            -        16,172           18,871            -             18,871
Amortization of acquisition-related
 intangible assets                           440            -           440            4,499            -              4,499
Impairment of assets                           -            -             -            2,630       (2,630)                 -
Restructuring and spin-off expenses            -            -             -            7,254       (7,254)                 -
                                       ----------    ---------     ---------      -----------     --------        -----------
Operating loss                            (4,152)           -        (4,152)         (34,657)       9,884            (24,773)
Financial income (expenses),net            3,146            -         3,146           (1,642)           -             (1,642)
Other expenses,net                        (1,770)           -        (1,770)            (411)           -               (411)
                                       ----------    ---------     ---------      -----------     --------        -----------
Loss from continuing operations
 before taxes on income                   (2,776)           -        (2,776)         (36,710)       9,884            (26,826)
Taxes on income                           (2,200)           -        (2,200)           1,219            -              1,219
                                       ----------    ---------     ---------      -----------     --------        -----------
Loss from continuing operations
 after taxes on income                    (4,976)           -        (4,976)         (35,491)       9,884            (25,607)
Company's equity in results of
 investee companies - net                   (656)           -          (656)            (300)           -               (300)
Minority interest in results of
 subsidiaries - net                       (1,834)           -        (1,834)            (209)           -               (209)
                                       ----------    ---------     ---------      -----------     --------        -----------
Loss from continuing operations           (7,466)           -        (7,466)         (36,000)       9,884            (26,116)
                                       ==========    =========     =========      ===========     ========        ===========

Loss on discontinuing operations,
 net of tax                                    -            -             -                -            -                  -
Cumulative effect of an accounting
 change, net(see note 4)                       -            -             -                -            -                  -
                                       ----------    ---------     ---------      -----------     --------        -----------
Net loss                                  (7,466)           -        (7,466)         (36,000)       9,884            (26,116)
                                       ==========    =========     =========      ===========     ========        ===========

Basic earnings (loss) per share
Continuing operations                      (0.07)                     (0.07)           (0.39)                          (0.28)
                                       ==========                  =========      ===========                     ===========

Weighted average number of shares
 outstanding used to compute basic
 earnings per share - in thousands       106,953                    106,953           92,646                          92,646
                                       ==========                  =========      ===========                     ===========

Diluted earnings (loss) per share
Continuing operations                      (0.07)                     (0.07)           (0.39)                          (0.28)
                                       ==========                  =========      ===========                     ===========

Weighted average number of shares
 outstanding used to compute diluted
 earnings per share - in thousands       106,953                    106,953           92,646                          92,646
                                       ==========                  =========      ===========                     ===========
================================================================================================================================
(A) The company reclassified the royalties to the Government of Israel relating to research and development from selling expenses to the cost of revenues.
(B) "one-time items" consist of: restructuring expenses and impairment of assets.


                                         TABLE - 2 (B)
                                        ECI TELECOM LTD.
                                        AND SUBSIDIARIES
                           PROFORMA CONSOLIDATED STATEMENTS OF INCOME
               This schedule is to assist the reader in reconciling from the GAAP reported results to the Proforma results
                            (In thousands, except per share figures)

                                                      Six Months Ended June 30,                   Six Months Ended June 30,
                                                             2002                                         2001
                                         ----------------------------------------    --------------------------------------------
                                          U.S. GAAP   Proforma                                      U.S. GAAP        Proforma
                                          Reported   Adjustments (B)     Proforma     Reported     Adjustments (C)  Proforma
                                         ----------   ----------       ----------    ----------    ------------     ----------

Revenues                                   383,018            -          383,018       518,947               -        518,947
Cost of revenues                           232,316            -          232,316       365,818               -        365,818
Royalties to the government
 of Israel (A)                               6,455            -            6,455        10,170               -         10,170
Inventory write-off                              -            -                -        95,020         (95,020)             -
                                         ----------   ----------       ----------    ----------    ------------     ----------
Gross profit                               144,247            -          144,247        47,939          95,020        142,959
Research and development costs              55,958                        55,958        80,361                         80,361
Research and development costs, net         55,958            -           55,958        80,361               -         80,361
Selling and marketing expenses (A)          63,512            -           63,512        88,473               -         88,473
General and administrative expenses         32,098                        32,098        45,238          (8,331)        36,907
Amortization of acquisition-related
 intangible assets                             880            -              880        10,537               -         10,537
Impairment of assets                        15,835      (15,835)               -        85,797         (85,797)             -
Restructuring and spin-off expenses              -            -                -        14,750         (14,750)             -
                                         ----------   ----------       ----------    ----------    ------------     ----------
Operating loss                             (24,036)      15,835           (8,201)     (277,217)        203,898        (73,319)
Financial income ,net                        4,437            -            4,437         4,656               -          4,656
Other income (expenses),net                  8,944      (11,556)          (2,612)      (20,568)         20,004           (564)
                                         ----------   ----------       ----------    ----------    ------------     ----------
Loss from continuing operations
 before taxes on income                    (10,655)       4,279           (6,376)     (293,129)        223,902        (69,227)
Taxes on income                             (6,877)       2,600           (4,277)        1,867               -          1,867
                                         ----------   ----------       ----------    ----------    ------------     ----------
Loss from continuing operations
 after taxes on income                     (17,532)       6,879          (10,653)     (291,262)        223,902        (67,360)
Company's equity in results of
 investee companies - net                   (1,456)           -           (1,456)          246               -            246
Minority interest in results of
 subsidiaries - net                         (3,352)           -           (3,352)       (1,021)              -         (1,021)
                                         ----------   ----------       ----------    ----------    ------------     ----------
Loss from continuing operations            (22,340)       6,879          (15,461)     (292,037)        223,902        (68,135)
                                         ==========   ==========       ==========    ==========    ============     ==========

Loss from discontinuing operations,
 net of tax                                      -            -                -        (2,108)          2,108              -
Cumulative effect of an
 accounting change, net                    (37,196)      37,196                -         1,703          (1,703)             -
                                         ----------   ----------       ----------    ----------    ------------     ----------
Net loss                                   (59,536)      44,075          (15,461)     (292,442)        224,307        (68,135)
                                         ==========   ==========       ==========    ==========    ============     ==========

Basic earnings (loss) per share
Continuing operations                        (0.22)                        (0.15)        (3.16)                         (0.74)
                                         ==========                    ==========    ==========                     ==========

Weighted average number of shares
 outstanding used to compute basic
 earnings per share - in thousands         103,727                       103,727        92,552                         92,552
                                         ==========                    ==========    ==========                     ==========

Diluted earnings (loss) per share
Continuing operations                        (0.22)                        (0.15)        (3.16)                         (0.74)
                                         ==========                    ==========    ==========                     ==========

Weighted average number of shares
 outstanding used to compute diluted
 earnings per share - in thousands         103,727                       103,727        92,552                         92,552
                                         ==========                    ==========    ==========                     ==========
================================================================================================================================
(A) The company reclassified the royalties to the Government of Israel relating to research and development from selling expenses to the cost of revenues.
(B) "one-time items" consist of: capital gain of sale portion of ECTEL shares (included in other income and taxes on income), cumulative effect of an accounting change (initial application of FASB 142) and impairment of assets (application of FASB 144).
(C) "one-time items" consist of: inventory write-off, allowance for doubtful receivables , restructuring expenses,  impairment of assets, net capital losses,net loss from discontinuing operation and cumulative effect of an accounting change.

                                         TABLE - 3 (A)
                                        ECI TELECOM LTD.

                               CONSOLIDATED STATEMENTS OF INCOME
                                           By company
                                     (Dollars In thousands)


                                                                           Three months ended
                                                                                June 30
                                                                                  2002
                                       ------------------------------------------------------------------------------------------
                                       Lightscape  Inovia                           Enavis
                                        networks  Telecoms    NGTS     Innowave    Networks    Ectel       OTHER         TOTAL
                                       ---------  ---------  --------  ---------  ---------- ---------    --------    ----------
Revenues                                 45,051     72,596    15,038     14,185      15,089    24,228       2,137       188,324
Cost of revenues                         26,678     54,215     4,833      9,143       7,650     9,813       3,407       115,739
                                       ---------  ---------  --------  ---------  ---------- ---------    --------    ----------
Gross profit (loss)                      18,373     18,381    10,205      5,042       7,439    14,415      (1,270)       72,585
Research and development costs            7,065      7,461     2,901      3,482       4,024     3,365         (49)       28,249
Selling and marketing expenses           10,537      6,316     4,416      1,949       3,543     4,688         427        31,876
General and administrative expenses       4,284      2,453     1,818        561       1,860     2,031       3,165        16,172
Amortization of acquisition-related
 intangible assets                            -        270       170          -           -         -           -           440
                                       ---------  ---------  --------  ---------  ---------- ---------    --------    ----------
Operating income (loss)                  (3,513)     1,881       900       (950)     (1,988)    4,331      (4,813)       (4,152)






                                                                           Three months ended
                                                                                March 31
                                                                                  2002
                                       ------------------------------------------------------------------------------------------
                                       Lightscape  Inovia                           Enavis
                                        networks  Telecoms    NGTS     Innowave    Networks    Ectel       OTHER         TOTAL
                                       ---------  ---------  --------  ---------  ---------- ---------    --------    ----------
Revenues                                 48,112     67,546    16,424     19,285      15,856    23,096       4,375       194,694
Cost of revenues                         29,790     50,502     6,061     11,593       9,077     9,369       6,640       123,032
                                       ---------    -------   -------  ---------    -------- ---------    --------     ---------
Gross profit (loss)                      18,322     17,044    10,363      7,692       6,779    13,727      (2,265)       71,662
Research and development costs            6,931      6,860     3,942      2,978       3,685     3,327         (14)       27,709
Selling and marketing expenses           10,920      6,210     4,457      2,902       2,610     4,305         232        31,636
General and administrative expenses       1,839      3,412     1,595      1,230       1,334     2,120       4,396        15,926
Amortization of acquisition-related
 intangible assets                            -        270       170          -           -         -           -           440
Impairment of assets                          -          -         -     15,835           -         -           -        15,835
                                       ---------    -------   -------  ---------    -------- ---------    --------     ---------
Operating income (loss)                  (1,368)       292       199    (15,253)       (850)    3,975      (6,879)      (19,884)


operating income (loss)
 from continuing operations
 excluding "one-time items" (B)          (1,368)       292       199        582        (850)    3,975      (6,879)       (4,049)
                                       =========    =======   =======  =========    ======== =========    ========     =========

                                                                           Three months ended
                                                                                June 30
                                                                                  2001
                                       ------------------------------------------------------------------------------------------
                                       Lightscape  Inovia                           Enavis
                                        networks  Telecoms    NGTS     Innowave    Networks    Ectel       OTHER         TOTAL
                                       ---------  ---------  --------  ---------  ---------- ---------    --------    ----------
Revenues                                 55,085     76,855    21,624     34,596      30,499    19,311      28,467       266,437
Cost of revenues                         34,398     75,815     7,250     21,362      16,254     8,292      23,289       186,660
                                       ---------   --------   -------  ---------    --------  --------   ---------     ---------
Gross profit (loss)                      20,687      1,040    14,374     13,234      14,245    11,019       5,178        79,777
Research and development costs            8,164      8,696     4,978      4,781       6,180     2,327       1,593        36,719
Selling and marketing expenses  (A)      13,705      6,579     7,349      4,103       4,676     3,438       4,611        44,461
General and administrative expenses       2,876      3,079     3,283      4,679       2,759     2,300        (105)       18,871
Amortization of acquisition-related
 intangible assets                            -        865       257      1,981       1,532         -        (136)        4,499
Impairment of assets                          -          -         -          -           -         -       2,630         2,630
Restructuring and spin-off expenses       1,513      3,767       842        788         585         -        (241)        7,254
                                       ---------   --------   -------  ---------    --------  --------   ---------     ---------
Operating income (loss)                  (5,571)   (21,946)   (2,335)    (3,098)     (1,487)    2,954      (3,174)      (34,657)


operating income (loss) from
 continuing operations
 excluding "one-time items" (C)          (4,058)   (18,179)   (1,493)    (2,310)       (902)    2,954        (785)      (24,773)
                                       =========   ========   =======  =========    ========  ========   =========     =========



                                                                           Six months ended
                                                                               June 30
                                                                                 2002
                                       ------------------------------------------------------------------------------------------
                                       Lightscape  Inovia                           Enavis
                                        networks  Telecoms    NGTS     Innowave    Networks    Ectel       OTHER         TOTAL
                                       ---------  ---------  --------  ---------  ---------- ---------    --------    ----------
Revenues                                 93,163    140,142    31,462     33,470       30,945    47,324      6,512       383,018
Cost of revenues                         56,468    104,717    10,894     20,736       16,727    19,182     10,047       238,771
                                       ---------  ---------  --------  ---------    --------- ---------  ---------  ----------
Gross profit (loss)                      36,695     35,425    20,568     12,734       14,218    28,142     (3,535)      144,247
Research and development costs           13,996     14,321     6,843      6,460        7,709     6,692        (63)       55,958
Selling and marketing expenses           21,457     12,526     8,873      4,851        6,153     8,993        659        63,512
General and administrative expenses       6,123      5,865     3,413      1,791        3,194     4,151      7,561        32,098
Amortization of acquisition-related
 intangible assets                            -        540       340          -            -         -          -           880
Impairment of assets                          -          -         -     15,835            -         -          -        15,835
                                       ---------  ---------  --------  ---------    --------- ---------  ---------    ----------
Operating income (loss)                  (4,881)     2,173     1,099    (16,203)      (2,838)    8,306    (11,692)      (24,036)


operating income (loss)
 from continuing operations
 excluding "one-time items" (B)          (4,881)     2,173     1,099       (368)      (2,838)    8,306    (11,692)       (8,201)
                                       =========  =========  -=======  =========    ========= =========  =========    ==========




                                                                           Six months ended
                                                                               June 30
                                                                                 2001
                                       ------------------------------------------------------------------------------------------
                                       Lightscape  Inovia                           Enavis
                                        networks  Telecoms    NGTS     Innowave    Networks    Ectel       OTHER         TOTAL
                                       ---------  ---------  --------  ---------  ---------- ---------    --------    ----------
Revenues                                108,458    140,490    39,789     69,753      67,253    37,521      55,683       518,947
Cost of revenues                         69,850    147,260    15,882     46,208      38,200    16,029      42,559       375,988
Inventory write-off                      28,500     43,700    15,721      6,233         600         -         266        95,020
                                       ---------  ---------  --------  ---------    --------  --------   ---------     ---------
Gross profit (loss)                      10,108    (50,470)    8,186     17,312      28,453    21,492      12,858        47,939
Research and development costs           15,654     18,740    11,175      9,621      14,070     4,976       6,125        80,361
Selling and marketing expenses  (A)      25,574     14,398    14,051      9,459       9,403     6,665       8,923        88,473
General and administrative expenses       7,899      5,761     6,164      8,846       7,973     4,187       4,408        45,238
Amortization of acquisition-related
 intangible assets                            -      3,220       474      3,962       3,064         -        (183)       10,537
Impairment of assets                          -     37,896     7,569     36,502           -         -       3,830        85,797
Restructuring and spin-off expenses       1,513      4,229       842      4,106       2,713         -       1,347        14,750
                                       ---------  ---------  --------  ---------    --------  --------   ---------     ---------
Operating income (loss)                 (40,532)  (134,714)  (32,089)   (55,184)     (8,770)    5,664     (11,592)     (277,217)


operating income (loss)
 from continuing operations
 excluding "one-time items" (C)          (8,458)   (48,889)   (7,387)    (5,943)     (2,157)    5,664      (6,149)      (73,319)
                                       =========  =========  -=======  =========    ========  ========   =========     =========


Note:
(A) The company reclassified the royalties to the Government of Israel relating to research and development from selling expenses to the cost of revenues.
(B) "one-time items" consist of: impairment of assets.
(C) "one-time items" consist of: inventory write-off, allowance for doubtful receivables, restructuring expenses and impairment of assets.


                                                          TABLE - 4
                                                       ECI TELECOM LTD.
                                                       AND SUBSIDIARIES
                                         GAAP REPORTED CONSOLIDATED BALANCE SHEETS
                                                        (In thousands)


                                                                     June 30,               March 31,            December 31,
                                                                      2002                    2002                   2001
                                                                -----------------       -----------------      -----------------

Assets
Current Assets
Cash and cash equivalents                                                293,291                 312,990                226,192
Short-term investments                                                    51,293                   9,658                  7,126
Trade Receivables                                                        257,872                 267,384                306,818
Other receivables and prepaid expenses                                    39,639                  60,099                 76,200
Recoverable costs and estimated
 earnings, not yet billed                                                  8,750                  13,568                 30,368
Inventories                                                              217,959                 242,776                274,640
                                                                -----------------       -----------------      -----------------
Total current assets                                                     868,804                 906,475                921,344
                                                                -----------------       -----------------      -----------------
Long-term receivables and
deposits -net of current maturities, investments                         209,489                 205,241                203,231
                                                                -----------------       -----------------      -----------------
Property, plant and equipment - net                                      167,776                 174,633                182,348
                                                                -----------------       -----------------      -----------------
Software development costs, net                                           23,378                  25,370                 27,086
                                                                -----------------       -----------------      -----------------
Other assets                                                              35,585                  29,954                 82,918
                                                                -----------------       -----------------      -----------------
Total assets                                                           1,305,032               1,341,673              1,416,927
                                                                =================       =================      =================


Liabilities and shareholders' equity
Current liabilities
Short-term credits                                                       123,349                 123,352                120,030
Trade payables                                                            48,265                  44,407                 79,776
Other payables and accrued liabilities                                   163,841                 183,171                180,780
                                                                -----------------       -----------------      -----------------
Total current liabilities                                                335,455                 350,930                380,586
                                                                -----------------       -----------------      -----------------

Long-term liabilities
Loans from banks                                                         133,334                 146,667                200,000
Other liabilities                                                         10,963                  11,247                 11,573
Liability for employee severance benefits - net                           27,531                  27,716                 28,338
                                                                -----------------       -----------------      -----------------
Total long-term liabilities                                              171,828                 185,630                239,911
                                                                -----------------       -----------------      -----------------
Minority Interest                                                         54,705                  52,557                 41,574
                                                                -----------------       -----------------      -----------------
Shareholders' equity
Share capital                                                              6,144                   6,140                  5,873
Capital surplus                                                          623,272                 622,975                656,614
Accumulated other
 comprehensive income                                                       (403)                  1,944                  1,800
Retained earnings                                                        114,031                 121,497                173,567
                                                                -----------------       -----------------      -----------------
                                                                         743,044                 752,556                837,854
Treasury stock                                                                 -                       -                (82,998)
                                                                -----------------       -----------------      -----------------
Total shareholders' equity                                               743,044                 752,556                754,856
                                                                -----------------       -----------------      -----------------
Total Liabilities and shareholders' equity                             1,305,032               1,341,673              1,416,927
                                                                =================       =================      =================